Exhibit 12.1
SLM CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	Years Ended December 31,					Nine Months Ended September 30,
	2011	2012	2013	2014	2015	2015	2016
Income before income tax expense	$87,848	$341,869	$416,527	$333,752	$439,064	$294,304	$301,072
Add: Fixed charges	107,896	84,709	91,182	98,404	132,048	96,661	134,124

Total earnings	$195,744	$426,578	$507,709	$432,156	$571,112	$390,965	$435,196

Interest expense	$105,385	$82,912	$89,085	$95,815	$128,619	$94,078	$131,329
Rental expense, net of income	2,511	1,797	2,097	2,589	3,429	2,583	2,795

Total fixed charges	107,896	84,709	$91,182	98,404	132,048	96,661	134,124

Preferred stock dividends	—	—	—	12,933	19,595	14,606	15,698
Total fixed charges and preferred stock dividends	$107,896	$84,709	$91,182	$111,337	$151,643	$111,267	$149,822
Ratio of earnings to fixed charges(1)	1.81	5.04	5.57	4.39	4.33	4.04	3.24

Ratio of earnings to fixed charges and preferred stock dividends(1)	1.81	5.04	5.57	3.88	3.77	3.51	2.90

(1)
For purposes of computing these ratios, earnings represent income before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.